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                                                                     Exhibit k.2

                               ORGANIZATIONAL AND
                    OFFERING EXPENSES REIMBURSEMENT AGREEMENT

         AGREEMENT made this 11/th/ day of November, 2002, by and between AEW REAL ESTATE INCOME FUND, a Massachusetts business trust (the "Fund"), and AEW MANAGEMENT AND ADVISORS, L.P., a Delaware limited liability partnership (the "Manager").

         WHEREAS, the Fund and the Manager have separately entered into an Investment Management Agreement dated November 11th, 2002 (the "Management Agreement") and a Fee Waiver Agreement dated November 11, 2002 (the "Waiver Agreement");

         NOW THEREFORE, in consideration of the mutual covenants hereinafter contained, and in connection with the establishment and commencement of operations of the Fund, it is hereby agreed by and between the parties hereto as follows:

1. The Manager agrees to reimburse the Fund for expenses incurred by the Fund in connection with the organization of the Fund if the initial public offering is not completed. The Manager also agrees that if the initial public offering occurs, the Manager will bear the aggregate organizational expenses and the costs of the initial offering of common shares of beneficial interest of the Fund ("shares") to the extent such aggregate organizational and offering expenses exceed $0.03 per share. The expenses for which the Fund is being reimbursed pursuant to this Agreement do not include (i) Management Fees, as defined in the Management Agreement, payable by the Fund pursuant to the terms of the Management Agreement, as such may be modified by the Waiver Agreement, and (ii) any sales load or underwriting discount paid by shareholders.

2. This Agreement may be terminated only by the vote of (a) the Board of Trustees of the Fund, including the vote of the members of the Board who are not "interested persons" of the Fund within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act"), and (b) a majority of the outstanding voting securities of the Fund within the meaning of the 1940 Act.

3. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder shall not be thereby affected.

4. The Fund's Amended and Restated Agreement and Declaration of Trust is on file with the Secretary of The Commonwealth of Massachusetts. This Agreement is executed on behalf of the Fund by the Fund's officers as officers and not individually and the obligations imposed upon the Fund by this Agreement are not binding upon any of the Fund's Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

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         IN WITNESS WHEREOF, the Fund and the Manager have caused this Agreement to be executed on the day and year above written.

                              AEW REAL ESTATE INCOME FUND


                              By:    /s/ John T. Hailer
                                     -----------------------------------
                              Name:  John T. Hailer
                              Title: President and Chief Executive Officer


                              AEW MANAGEMENT AND ADVISORS, L.P.
                              By AEW Investment Group, Inc., its General Partner


                              By:    /s/ James J. Finnegan
                                     -----------------------------------
                              Name:  James J. Finnegan
                              Title: Vice President

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